August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (630) 864-4527

Sam K. Duncan
Chief Executive Officer
OfficeMax, Inc.
263 Shuman Boulevard
Naperville, Illinois 60563

      Re: **OfficeMax, Inc.**
              Definitive 14A
              Filed March 15, 2007
              File No. 001-05057

Dear Mr. Duncan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 23

1. Your disclosure suggests that all elements of compensation for 2007 have been approved. Specifically, we note that ten peer companies were removed from the group in determining 2007 compensation levels and that in February 2007, the committee approved performance criteria, bonus targets and design for the 2007 annual incentives plan. Disclose these targets or provide a supplemental analysis as to why these targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. We remind you that the Compensation Discussion and Analysis should address these specific actions regarding executive compensation that were taken after the end of your last fiscal year in greater detail. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

2. Please provide a materially complete description of the compensation committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K.

3. You have not provided quantitative disclosure of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may exclude the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. Refer, for example, to your statement on page 31 that achievement of the 2007 targets will require an improvement in your operating results in excess of your 2006 results, and which the committee believes will increase shareholder value when met, while taking into account that further year over year incremental improvement in operating results becomes more difficult as operating results improve. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

4. Please disclose in greater detail how the long-term incentive compensation is determined. For example, it is unclear how the specific targets and grants are determined. Refer to Item 402(b)(1)(v) of Regulation S-K.

5. When discussing benchmarking, please disclose the actual percentiles for total compensation and each benchmarked element of compensation in 2006. You state that the committee generally attempts to align target bonuses for each elected officer with the median rate for equivalent positions at peer groups. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

6. The compensation committee reviews and evaluates your chief executive officer's performance against his individual and corporate goals and strategies. You also state that the salary of an elected officer may be established above or below the target for that individual's position, based on his or her level of responsibility, performance against individual annual performance goals, among other factors. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please disclose the specific items of individual performance used to determine incentive payments and salaries, and explain how your incentive bonuses are specifically structured around such individual objectives and milestones. Please see Items 402(b)(2)(vii) of Regulation S-K.

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. For example, we note the disparity between Mr. Duncan's compensation and that of the other named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Duncan's compensation differs from that of the other named executive officers.

Independent Consultant, page 24

8. The compensation committee has engaged Frederic W. Cook & Co. as a consultant. Describe in greater detail the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. For instance, clarify the interaction between and use of the work-product created by Frederic Cook and Hewitt Associates as it relates to all elements of compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Sam K. Duncan
OfficeMax, Inc.
August 21, 2007
Page 4

Change in Control Agreements, page 48

9. Please disclose the extent to which any of change of control and severance payments are wholly or partially conditioned on the non-compete, non-solicitation and other negative covenants discussed in this section. Refer to Item 402(j)(4) of Regulation S-K.

10. Disclose in your Compensation Discussion and Analysis why the company pays what it pays for change of control and severance. Further, disclose why the specific triggers were chosen.

Options and Exercises and Vested Stock Table, page 44

11. The value realized on the exercise should be calculated based upon market price of the underlying securities at exercise. Refer to the Instruction to Item 402(g)(2) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pamela Howell
Special Counsel